

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   December 13, 2017

Michael D. Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226

>   **Re: Chanticleer Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 1, 2017**
>   **File No. 333-221844**

Dear Mr. Pruitt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure